Tel Aviv, December 5, 2010
Our ref. 110931/1250

CONFIDENTIAL SUBMISSION
VIA EDGAR

Jorge L. Bonilla, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Acro Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 000-50482

Dear Mr. Bonilla:

In connection with the comments of the Division of Corporation Finance as set forth in your letter dated November 23, 2010, with respect to the above referenced filing of ACRO Inc. (the “Company”).  Each of the comments in your letter is reproduced below, followed by the corresponding response.

Form 10-K

Report of Independent Registered Public Accounting Firm, page F-l

1.
We note that your current auditors made reference to, and placed reliance on, the work of the predecessor auditors that audited a portion of the cumulative data. Please file an amendment that includes the predecessor auditors' report. Refer to Rule 2-05, and Note 2a. to Rule 8-01, of Regulation S-X.

Response.

We note the Staff's comment and plan on filing 10-K/A with the required opinion.

2.
We note that the opinion paragraph does not cover fiscal year 2008. Please file an amendment that includes a revised auditors' report that opines on all audited financial statements presented. Refer to Rule 2-05, and Note 2a. to Rule 8-01, of Regulation S-X. The amendment must contain the complete text of the item being amended. Because the auditors' report and the financial statements are filed under one item in the Form 10-K, a change in the auditors' report requires the resubmission of the entire item, including the financial statements.

Response.

We note the Staff's comment and plan on filing 10-K/A with the correct opinion.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com         www.acrosec.com

Note 7 - Stock transactions- page F-l 1

3.
Please refer to your disclosure relating to the interest free convertible loans received from Bio Tech Knowledge LLC during fiscal year 2009 and subsequent interim period. Please explain to us how you considered ASC 470-20-25, 470-20׳ 30-3 through -8 and 470-20-25-10 through -12, in determining the accounting for the embedded conversion feature.

Response.

The Staff is advised that in considering the accounting for the convertible loans received from Bio Tech Knowledge LLC. ("Bio Tech") we believe that the conversion feature is not beneficial. We believe that the loans are not beneficial as we are in a situation of de facto insolvent and the loans are a last resort measure given by our primary shareholder after we exhausted all efforts of raising funds from other investors. Moreover, the share price of the Company is so low and approximates nil so every small change in the price would trigger big change percentagewise. After considering ASC 470-20 guidance, mainly the part of beneficial conversion feature we believe, that Bio Tech as our primary shareholder is greatly benefiting us (preventing us from bankruptcy) while ASC 470-20 would ask us to recognize the benefit we provided to the shareholder. We believe that due to the nominal volume of trade in a company near insolvency and lack of investors willing to invest at any price in the Company, that the share price is effectively nil and quotes are cannot be determinative of fair value in our case. Although, when considering the commitment date quote the calculation may lead to beneficial conversion feature to be recognized, recording it would not reflect the current state of the Company and the economics between us and Bio Tech .

Item 8A(T). Controls and Procedures, page 14

4.
We note your disclosure in the second paragraph on page 15 that "This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section." Please explain to us your basis for this disclosure under the Securities Exchange Act of 1934.

Response.

We included such disclosure under Item 8A(T) as Item 308T of Regulation S-K states that the Management's Annual Report on Internal Control Over Financial Reporting shall not be deemed to be filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the registrant specifically states that the report is to be considered "filed" under the Exchange Act or incorporates it by reference into a filing under the Securities Act or the Exchange Act.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com         www.acrosec.com

Exhibit 31.1 and 31.2 Section 302 Certifications

5.
Please amend your Form 10-K to file certifications in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically, we noted that the language "(the registrant's fourth fiscal quarter in the case of an annual report)" is omitted in paragraph 4(d) of your certifications. Also, the title of Gabby Klausner as Chief Executive Officer at the end of her certification appears to be incorrect.

Response.

We note the Staff comment and plan on filing 10-K/A with the correct certifications.

Form 10-O for the quarterly period ended March 31. 2010. June 30, 2010 and September 30. 2010

Note 7 - Convertible Promissory Note, page 9

6.
We note your disclosure in note 7 of your Form 10-K and page 12 of your Form 10־Qs that the 593,274 note was converted in full as of March 15, 2010. These disclosures appear to be inconsistent with the equity section of your balance sheet and note 7 of your Form 10-Qs. Please clarify to us this apparent conflict, and revise in future filings as appropriate.

Response.

We note the Staff comment and agree that there is a conflict. For some reason a note that the loan was converted was included, which is not the case. The contract with Bio Tech stipulates that within a year Bio Tech may require redemption or conversion of the loans. To date Bio Tech have not informed us of any decision regarding the loans and as such the loans are still presented as a short term obligation of the Company. We will revise this note in future filings as appropriate.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com         www.acrosec.com

Item 4T. Controls and Procedures, page 17

7.
Please refer to your Form 10-Q for the quarterly period ended June 30, 2010. We note that your disclosure relating to changes in your internal controls over financial reporting identifies the wrong period (i.e., quarter ended March 31, 2010 instead of Jane 30, 2010). Please file an amendment to include corrected disclosure.

Response.

We note the Staff comment and plan on filing 10-Q/A with the correct disclosure.

Exhibit 32.1 and 32.2 - Section 906 Certification

8.
Please refer to your Form 10-Qs for the quarterly period ended June 30, 2010 and September 30, 2010. We noted that your certification identifies the wrong periodic report (i.e., period ending March 31, 2010 instead of June 30, 2010 and September 30, 2010, respectively). Please file an amendment to these Form 10-Qs that include the entire periodic reports and new, corrected certifications.

Response.

We note the Staff comment and plan on filing 10-Q/As with the correct certifications.

Closing Comments

9.	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com         www.acrosec.com

Response.

The Company hereby acknowledges to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ACRO INC.

By: /s/ Gadi Aner
Name: Gadi Aner
Title: Chief Executive Officer

cc:  Itay Frishman, Adv.

Acro Inc, 18 Halivne St. Timrat, Israel
Tel: +972-54-2295644               Fax: +972-4-6260483
E-Mail: info@acrosec.com         www.acrosec.com